04017132

OMB APPROVAL

OMB Number: 3235-0123

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065665

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SHASTA PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
PROSPECT PLACE, 230 THIRD AVENUE

WALTHAM,	MASSACHUSETTS	02451
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY J. BURKUS, DIRECTOR — (781) 890-0118
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

90 CANAL STREET	BOSTON,	MA	02114
(Address)	(City)	(state)	(Zip Code)

PROCESSED
APR 28 2004
THOMSON FINANCIAL

CHECK ONE:
- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I GREGORY J. BURKUS swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHASTA PARTNERS, LLC as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Victoria M. Henriques
Notary Public
My Commission Expires
March 29, 2007

Notary Public

Signature

President

Title

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHASTA PARTNERS, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

Shasta Partners, LLC

Year Ended December 31, 2003

Table of Contents

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
SUPPLEMENTARY SCHEDULES:	
Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1	9
Schedule II: Computation of Reserve Requirement Pursuant to Rule 15c3-3	10
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE	11-12

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholder
Shasta Partners, LLC
Waltham, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Shasta Partners LLC (the "Company") as of December 31, 2003 and the related statements of operations, member's equity and cash flows, for the year then ended, that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shasta Partners LLC as of December 31, 2003 and the results of its operations, accumulated deficit, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedules I and II are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
February 20, 2004

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

SHASTA PARTNERS, LLC
Statement of Financial Condition
December 31, 2003

Assets		
Current assets:		
Cash	$	25,236
Accounts receivable		10,524
Prepaid expenses		1,700
Total current assets	$	37,460
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable	$	5,173
Total current liabilities		5,173
Member's equity:		
Capital contributions		63,000
Accumulated deficit		(30,713)
Total member's equity		32,287
Total liabilities and member's equity	$	37,460

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC
Statement of Operations
Year Ended December 31, 2003

Revenue:		
Financial advisory fees	$	63,000
Operating expenses:		
Professional fees		24,244
Insurance		12,189
Office		10,993
Occupancy		7,650
Communications		6,244
Other expenses		4,332
Regulatory fees		1,780
Dues and subscriptions		729
Total operating expenses		68,161
Net loss	$	(5,161)

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2003

	Capital Contributions	Accumulated Deficit	Total Member's Equity
Balance, December 31, 2002	$ 30,000	$ (25,552)	$ 4,448
Capital contributions	33,000	-	33,000
Net loss	-	(5,161)	(5,161)
Balance, December 31, 2003	$ 63,000	$ (30,713)	$ 32,287

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(5,161)
Adjustments to reconcile net loss to net cash used by operating activities:		
Accounts receivable		(10,524)
Prepaid expense		(1,700)
Accounts payable		1,698
Net cash used in operating activities		(15,687)
Cash flows from financing activities:		
Proceeds from capital contributions		33,000
Net cash provided by financing activities		33,000
Net increase in cash		17,313
Cash at beginning of year		7,923
Cash at end of year	$	25,236

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Shasta Partners LLC was formed on October 10, 2002 in the Commonwealth of Massachusetts as a limited liability company. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). The Company was formed in late 2002 and began operations as a broker-dealer in March of 2003. The Company provides merger and acquisition and capital raising services to emerging growth technology companies primarily in New England.

Management's Plans
The Company is subject to risks common to companies with limited operating history and dependence on key personnel. As discussed in Note 4, the Company received all of its revenue from three customers during the year ended December 31, 2003. The Company has completed their services with one of these customers, who generated 20% of the total revenue. The Company's ability to continue planned operations and to reach profitability is dependent on the remaining two customers and the anticipation of bringing on new business. While there is no assurance that the Company will be successful in implementing such plans, Management believes that they will continue as a going concern through at least December 31, 2004.

Revenue recognition
The Company enters into contracts with clients calling for periodic advisory fees to be paid during the term of the arrangement, and a success fee is paid out based on a fixed percentage of the total consideration once financing, merger, acquisition (the "transaction") is finalized. Accordingly, management recognizes advisory fees in revenue for the period earned, with separate revenue recognition once each transaction is finalized.

Receivables
Accounts receivable represent amounts due from customers as per the arrangements outlined in the related engagement contract. No allowance has been provided for on accounts receivable because management believes all amounts are collectible.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments
The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash, receivables, and payables.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes
The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to its sole member for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes.

Cash and Cash Equivalents
For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Recently Issued Accounting Standards
In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the period beginning after December 31, 2003. The Company does not anticipate that the adoption of SFAS 150 will have a material effect on its financial position or results of operations.

NOTE 2 – MEMBER'S EQUITY

In 2002, the sole member contributed $30,000 to the Company to fund operations. During 2003, the sole member contributed an additional $33,000.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 8 times net capital. At December 31, 2003, the Company had net capital, as defined, of $20,063 which exceeded the required net capital by $15,063. At December 31, 2003, the Company had a ratio of aggregate indebtedness to net capital of 0.2, lower than the maximum ratio required which is 8 to 1 for the first year and 15 to 1 thereafter.

At December 31, 2003 there were differences between the audited net capital computation and the computation prepared by the Company; however the effect to the net capital was minimal. See supplemental schedule I.

NOTE 4 – CONCENTRATIONS

The Company received 100% of its revenue from three customers for the year ended December 31, 2003.

NOTE 5 – COMMITMENTS

Operating Lease

The Company subleases office space in Waltham, Massachusetts. The sublease is contracted through February 29, 2004 after which the sublease will continue on a monthly basis until otherwise notified by the sublessor or sublessee on or before a three month notice period. Rent expense was approximately $7,650 for the year ended December 31, 2003. The total future minimum lease payments under the operating sublease for the year 2004 is $4,250.

Shasta Partners, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2003

Schedule I

	Audited Net Capital 2003	As Originally filed 2003
Capital:		
Capital contributions	$ 63,000	$ 63,000
Accumulated deficit	(30,713)	(30,412)
Total capital	32,287	32,588
Unallowable assets		
Accounts receivable	10,524	10,524
Prepaid expenses	1,700	-
Total unallowable assets	12,224	10,524
Net capital	20,063	22,064
Minimum net capital required	5,000	5,000
Excess net capital	$ 15,063	$ 17,064
Aggregate indebtedness	$ 5,173	$ 3,172
Ratio of aggregate indebtedness to net capital	.20:1	.14:1

Schedule II

Shasta Partners, LLC is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholder
Shasta Partners, LLC
Waltham, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements of Shasta Partners, LLC for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SECs objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2003 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2003.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
February 20, 2004